SECURITIES AND EXCHANGE COMMISSIION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)
☒ ANNUAL REPORT PURSANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________.

Commission File Number: 000-23113

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

GUARANTY BANCSHARES, INC.
 EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401 (K) PROVISIONS)

B.	NAME OF ISSUER OF THE SECURITIES HEL PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

GUARANTY BANCSHARES, INC.
100 WEST ARKANSAS
MT. PLEASANT, TEXAS 75455

GUARANTY BANCSHARES, INC. EMPLOYEE
STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003 AND 2002

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

INDEPENDENT AUDITORS’ REPORT

Trustees
Guaranty Bancshares, Inc. Employee
  Stock Ownership Plan
  (With 401(k) Provisions)
Mt. Pleasant, Texas

We have audited the accompanying statements of net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) Provisions) (Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) Provisions) as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets Held for Investment Purposes (Schedule I) as of December 31, 2003 and Schedule of Reportable Transactions (Schedule II) for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ HENRY & PETERS, P.C.

Tyler, Texas
May 19, 2004

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
STATEMENTS OF NET ASSETS AVAILABLE-FOR-BENEFITS
DECEMBER 31, 2003 AND 2002

	2003			2002

	Participant Directed	Non- Participant Directed	Total	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$3,741,259	$6,832,388	$10,573,647	$2,630,830	$5,159,169	$7,789,999
Other collective investment funds	2,878,816	—	2,878,816	2,295,497	—	2,295,497
Loans to participants	6,150	—	6,150	3,460	—	3,460

Total investments	6,626,225	6,832,388	13,458,613	4,929,787	5,159,169	10,088,956

Net assets available for plan benefits	$6,626,225	$6,832,388	$13,458,613	$4,929,787	$5,159,169	$10,088,956

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,223,434	$1,359,332	$2,582,766
Net investment gains	61,009	120,053	181,062

	1,284,443	1,479,385	2,763,828
Contributions:
Participant	526,690	—	526,690
Rollover	81,397	—	81,397
Employer	—	424,565	424,565

	608,087	424,565	1,032,652

Total additions	1,892,530	1,903,950	3,796,480
Deductions from net assets attributed to:
Benefits paid to or for participants	131,676	226,954	358,630
Administrative expenses and other	34,795	33,398	68,193

Total deductions	166,471	260,352	426,823

Net increase in net assets available for benefits	1,726,059	1,643,598	3,369,657
Net assets available for benefits at beginning of year	4,929,787	5,159,169	10,088,956

Net assets available for benefits at end of year	$6,655,846	$6,802,767	$13,458,613

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF PLAN
The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k)  Provisions) (Plan) provides only general information.  Participants should refer to the Plan agreement for a more  complete description of the Plan’s provisions.

GENERAL
The Plan is a defined contribution plan and an employee stock ownership plan with 401(k) provisions whereby   eligible employees of Guaranty Bancshares, Inc. (Company) are permitted to make contributions that are tax   deferred under Section 401(k) of the Internal Revenue Code.

CONTRIBUTIONS
A participant may elect to defer a percentage of his or her pretax compensation (Elective Contributions) subject to certain maximum limitations imposed by the Internal Revenue Code ($12,000 and $11,000 for 2003 and 2002, respectively). Participants age 50 or older are eligible for catch-up contributions and their elective deferral limitation for 2003 is $14,000. Participants may also make eligible rollover contributions.

The Company may make two types of contributions to the Plan:  (1) A Matching Contribution of any amount up to $1.00 for every dollar of salary deferral a participant makes up to 4% of their compensation, and (2) An Optional Contribution (discretionary contribution made by the Company as determined by the Board of Directors).  The Company contributions are made to Guaranty Bancshares, Inc. Stock Fund and are non-participant directed.  The Optional Contributions were 2.25% and 3.5% of the participant’s salary for 2003 and 2002, respectively.

ELIGIBILITY
Employees hired after December 31, 1997 and before January 1, 2001 in a position that requires the completion of 1,000 hours of service per year, become a Participant in the Plan as of the January 1st or July 1st that is or that follows the date of their hire, at which time they are eligible to make Elective Contributions and receive Optional Contributions, Matching Contributions, and Forfeitures.

Employees hired after December 31, 2000 and before January 1, 2002, in a position that requires the completion of 1,000 hours of service per year, become a Participant in the Plan as of the first day of the first month that begins on or after their date of hire, at which time they are eligible to make Elective Contributions.  These employees become a Participant in the Plan as of the January 1st or July 1st that is or that follows the date of their completion of six consecutive months of service during which they are credited with at least 500 hours of service, at which time they are eligible to receive allocations of Optional Contributions, Matching Contributions and Forfeitures.

Employees hired on or after January 1, 2002, in a position that requires the completion of 1,000 hours of service per year, become a Participant in the Plan as of the first day of the first month that begins on or after their date of hire, at which time they are eligible to make Elective Contributions.  These employees become a Participant in the Plan as of the January 1st or July 1st that is or that follows their date of hire, at which they are eligible to receive allocations of Matching Contributions.  Furthermore, these employees become a Participant in the Plan as of the January 1st or July 1st that is or that follows the date of their completion of six consecutive months of service during which they are credited with at least 500 hours of service, at which time they are eligible to receive allocations of Optional Contributions and Forfeitures.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
CONTINUED

NOTE 1 - DESCRIPTION OF PLAN - CONTINUED
VESTING
The percentage of the participant’s account from Employer Optional Contributions and Matching Contributions to which they will be entitled is calculated as follows:

          For Employer Contributions made prior to January 1, 2002:

Participant’s Years of Service	Vested Percentage

Less than three years	0%
Three years	20%
Four years	40%
Five years	60%
Six years	80%
Seven or more years	100%

Note:  For participants employed before December 31, 1997, 25% of their Matching Contributions account was automatically fully vested and the other 75% was subject to the schedule above.

          For Employer Contributions made after December 31, 2001:

Participant’s Years of Service	Vested Percentage

Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Upon death, retirement, or total disability, participants are 100% vested in all employer contributions.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with any salary deferrals as well as an allocation of the Company’s contributions, Plan earnings and forfeitures of terminated participants’ non-vested accounts, less an allocation of administrative expenses.  Allocations of the Company Optional Contributions are based on a participant’s compensation.  Company Matching Contributions are allocated based on a participant’s salary deferrals.

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

PLAN ADMINISTRATION
Plan assets are held in the custody of The Bank of New York.  Certain Plan administrative duties, such as 5500 preparation, compliance testing, preparation of quarterly statements, and enrollment and transaction processing, are performed by Pentegra Services, Inc.

Certain other administrative functions are performed by officers or employees of the Company.  However, such officers and employees receive no compensation from the Plan.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
CONTINUED

NOTE 1 - DESCRIPTION OF PLAN - CONTINUED
PARTICIPANTS’ INVESTMENT OPTIONS
Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan administrator.  Participants may change the percentage of their elective contributions only as of the January 1st or July 1st of any Plan Year.  Participants may change their investment options once per calendar quarter throughout the year via phone, paper document, or online access to Pentegra Services, Inc.

PARTICIPANT LOANS
The Plan allows participants to borrow from their participant accounts in cases of immediate and heavy financial need as defined by the Plan.  In such cases, participants may borrow up to a maximum of the lessor of $50,000 or 50% of their vested account balance.  Interest rates and terms of the loans, not to exceed five years, are determined by the committee of Trustees.

FORFEITURES
Any portion of the balance in a participant’s account that is not vested will become a forfeiture upon the occurrence of a break in service.  Forfeitures are used to pay administrative expenses of the plan and are also reallocated among the remaining participants of the Plan in the ratio that the participant’s compensation bears to the total compensation of all participants.  During the year ended December 31, 2003, no forfeitures were allocated to participants; however, $30,000 was allocated in February, 2004.  At December 31, 2003 and 2002, unallocated forfeitures amounted to $51,809 and $16,367, respectively.

PAYMENT OF BENEFITS
On termination of service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in whole shares of Company stock, cash or a combination of both.

PLAN AMENDMENT
The Plan was amended and restated for the plan year beginning 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  As mentioned in Note 4, a favorable determination letter was obtained by the Company for this amendment.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants shall become 100% vested in their respective accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U. S. generally accepted accounting principles.

ESTIMATES
The preparation of financial statements requires the Custodian and the Trustee to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INVESTMENT INCOME
The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of collective investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
BENEFITS PAID TO OR FOR PARTICIPANTS
Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES
Administrative expenses are paid by the Plan.

PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor regulations as any fiduciary to the Plan, any party rendering services to the Plan, the employer, and certain others.   As such, transactions conducted with Guaranty Bancshares, Inc., The Bank of New York, and Pentegra Services, Inc. qualify as exempt party-in-interest transactions.

NOTE 3 - INVESTMENTS
The Plan’s investments at December 31, 2003 and 2002 were as follows:

	2003	2002

Investments in Collective Investment Funds:
Participant directed:
Shares	448,029	410,691
Cost	$2,589,150	$2,508,135
Fair value (including loans of $6,150 and $3,460 for 2003 and 2002, respectively)	$2,884,966	$2,298,957
Investments in Guaranty Bancshares, Inc. Stock Fund:
Participant directed:
Shares	152,095	136,181
Cost	$1,646,518	$1,333,164
Fair value	$3,741,259	$2,630,830
Non-participant directed:
Shares	277,759	267,056
Cost	$3,006,915	$2,614,392
Fair value	$6,832,388	$5,159,169

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
CONTINUED

NOTE 3 - INVESTMENTS - CONTINUED
The fair values of investment at December 31, 2003 and 2002 are summarized below.  Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2003	2002

Guaranty Bancshares, Inc. Stock Fund *	$10,573,647	$7,789,999
Money Market Fund	264,598	235,110
Stable Value Fund	260,856	239,981
Government Bond Fund	128,486	121,507
S&P 500 Stock Fund	641,956	480,308
S&P 400 MidCap Stock Fund	418,714	315,480
International Stock Fund	42,805	30,073
Income Plus Fund	143,239	134,163
Growth and Income Fund	319,643	247,096
Growth Fund	415,746	324,254
S&P 500/Value Stock Fund	100,368	66,965
S&P 500/Growth Stock Fund	104,028	76,328
Russell 2000 Stock Fund	38,377	24,232

Total other collective investment funds	2,878,816	2,295,497

Loans to participants (interest rates 5.00 - 10.50%)	6,150	3,460

Total	$13,458,613	$10,088,956

*A portion of which is non-participant directed (see Note 1).

NOTE 4 - TAX STATUS
The Company requested and received a favorable determination letter from the Internal Revenue Service, dated April 1, 2003, that the Plan and the related Trust, as amended and restated, are qualified under Section 401(a) and 501(a) of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULES

Schedule I

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
SCHEDULE H, PART IV, 4(I) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

Name of Plan Sponsor:  Guaranty Bancshares, Inc.
Employer Identification Number:  75-1656431
Three Digit Plan Number:   001

(a)	Identity (b) of Issuer	Description (c) of Investment	(d) Cost	Current (e) Value

	Guaranty Bancshares, Inc
*	Guaranty Bancshares, Inc. Stock
	Fund	429,854 units	$4,653,433	$10,573,647
	Pentegra Group:
*	Money Market Fund	264,598 units	264,598	264,598
*	Stable Value Fund	17,715 units	221,514	260,856
*	Government Bond Fund	7,334 units	100,074	128,486
*	S & P 500 Stock Fund	41,794 units	620,382	641,956
*	S & P 400 MidCap Stock Fund	19,349 units	309,827	418,714
*	International Stock Fund	2,419 units	37,222	42,805
*	Income Plus Fund	9,858 units	113,534	143,239
*	Growth and Income Fund	22,494 units	281,011	319,643
*	Growth Fund	31,259 units	391,197	415,746
*	S & P 500/Value Stock Fund	9,577 units	91,085	100,368
*	S & P 500/Growth Stock Fund	12,671 units	120,650	104,028
*	Russell 2000 Stock Fund	2,809 units	31,905	38,377

			2,582,999	2,878,816

*	Loans to participants		—	6,150

	Total investments		$7,236,432	$13,458,613

	* Parties-in-interest to Plan.

Schedule II

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
SCHEDULE H, PART IV, 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

Name of Plan Sponsor:  Guaranty Bancshares, Inc.
Employer Identification Number:  75-1656431
Three Digit Plan Number:   001

(a)	Identity of Party Involved	(b)	Description of Asset	(c)	Purchase Price	(d)	Selling Price	(e)	Lease Rental	(f)	Expense Incurred with Transaction	(g)	Cost of Asset	(h)	Current Value on Transaction Date	(i)	Net Gain or (loss)

	Guaranty Bancshares, Inc.		Common Stock 15 purchases; 38,499 units		$666,400		$—		$—		$—		$—		$666,400		$—
	Guaranty Bancshares, Inc.		Collective Short-term Investment Fund 75 purchases; 920,274 units		920,274		—		—		—		—		920,274		—
			46 sales; 669,409 units		—		669,409		—		—		669,409		—		—

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June 8, 2004

GUARANTY BANCSHARES, INC.
EMPLOYEE OWNERSHIP
PLAN (WITH 401 (K) PROVISIONS)

/s/ CLIFTON A. PAYNE

Clifton A Payne
Trustee

/s/ WELDON MILLER

Weldon Miller
Trustee

/s/ KIRK LEE

Kirk Lee
Trustee

/s/ RICHARD PERRYMAN

Richard Perryman
Trustee

INDEX TO EXHIBITS

NUMBER	EXHIBIT

23.1	Consent from Henry & Peters, P.C.